Mail Stop 3561
                                                             November 29, 2017


Ronald T. Hundzinski
Vice President and Chief Financial Officer
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

       Re:     BorgWarner Inc.
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 9, 2017
               File No. 001-12162
               Response Dated September 21, 2017

Dear Mr. Hundzinski:

       We have reviewed your September 21, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 14: Contingencies

Asbestos-related Liability, page 95

1. During the recent conference call, you asserted that the asbestos liability for unasserted claims relates to approximately 5,400 assumed future claims as of December 31, 2016.
   Regarding the liability for asserted claims at that date, please tell us how many claims the recorded liability relates to, and whether it is assumed that some of the outstanding claims at that date will be resolved without payment.

2. Please provide us with copies of contemporaneously-prepared written documentation for
   December 31, 2013, 2014, and 2015 regarding your analysis of unasserted asbestos claims.
   To the extent asbestos liabilities were discussed in meetings of the board of directors for
 Ronald T. Hundzinski
BorgWarner Inc.
November 29, 2017
Page 2

    those periods (either directly or for other purposes such as budgetary purposes), please also provide us with copies of summaries of those discussion and related presentation materials.

3. Please provide us with copies of all contemporaneously-prepared written documentation regarding your analysis of unasserted asbestos claims as of December 31, 2016, and tell us how this documentation supports that an accrual for unasserted claims first became reasonably estimable at that date.

4. We note from your response letter dated July 10, 2017 (comment 3) that the actuarial central estimate within a range of estimated liabilities was the best estimate of your potential liability for asbestos claims. Please tell us the low end of the range of probable loss for unasserted claims at December 31, 2016.

5. During the recent conference call, we understand that the Company believes that insurance receivables for amounts under dispute with insurers can be recognized in spite of the rebuttable presumption in ASC 450-20-S99 because court rulings have clarified that the insurance companies are collectively liable even though the amount payable by each insurer may be subject to dispute amongst the insurers. Please clarify whether our understanding is correct and elaborate as necessary. Also, please tell us how the creditworthiness of the various insurance companies was considered in your accounting for the insurance recoveries.

6. Please tell us why you do not appear to have disclosed the amount of recorded insurance recoveries that are being contested and the reasons why you concluded that the amounts are probable of recovery as specified in ASC 450-20-S99.

       You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.


                                                              Sincerely,

                                                              /s/ Lyn Shenk

                                                              Lyn Shenk
                                                              Branch Chief
                                                              Office of
Transportation and Leisure